The Endava plc Annual General Meeting will be held at: the offices of Cooley (UK) LLP at 69 Old Broad Street, London EC2M 1QS, United Kingdom. On: Tuesday 18 December 2018, commencing at 5pm Greenwich Mean Time (“GMT”). 3 Chairman’s letter This is an important document and requires your immediate attention. 4 Notice of meeting If you are in any doubt about the action you should take, you should consult an 4 Notice of meeting and resolutions to be independent financial adviser. If you have proposed recently sold or transferred your shares in Endava plc you should forward this 6 Notes to resolutions document to your bank, stockbroker or other agent through whom the sale or 10 Shareholder notes transfer was effected for transmission to the purchaser or transferee. The registered office of Endava plc is 125 Voting 10 Old Broad Street, London EC2N 1AR, United Kingdom. Tel: +44 20 7367 1000. Other Information 14 Registered in England and Wales No. 5722669. 16 Contact details www.endava.com 17 Further Notes Notice of Endava plc Annual General Meeting 2018 1

How to vote Your votes matter. If you cannot attend, please vote your shares by appointing a proxy. You can vote by returning a paper voting card if you received one. For more information, see notes on pages 10-13 and 17. How to attend The Endava plc (“Endava” or the “Company”) Annual General Meeting (“AGM”) will be held at the offices of Cooley (UK) LLP at 69 Old Broad Street, London EC2M 1QS, United Kingdom on Tuesday 18 December 2018. The AGM will commence at 5pm GMT. If you receive your notifications by email, you will be asked to show a copy, either on an electronic device or as a print out. Please be prepared to provide evidence of your shareholding and/or identity. If you are attending on behalf of a registered holder of shares you must bring photographic proof of identity and evidence of your appointment to represent that shareholder. This includes people appointed as proxies, corporate representatives and those with power of attorney. See notes on pages 10 – 13. If you are bringing a guest, please let us know in advance. How to order paper copies You can order a paper copy of this notice or any other company report at www.endava.com. Copies will also be available at the AGM. 2

Chairman’s letter Your votes do matter. Information about how to vote and attend the AGM is given on pages 10- 13 of this notice. If you cannot attend the AGM, please vote your shares by appointing a proxy. I look forward to seeing you at the AGM. Trevor Smith Chairman 19 November 2018 Dear Shareholder, I look forward to welcoming you to Endava’s inaugural AGM as a public company at the offices of Cooley (UK) LLP, on Tuesday 18 December. The AGM will start at 5pm GMT. At the AGM, we will be discussing the fiscal year ending on 30 June 2018. Full details of the fiscal year in review are set out in the 2018 Endava Annual Report and Accounts (the “2018 Annual Report and Accounts”) and Registration Statement on Form F-1 which can be found at endava.com. The business we will discuss at the AGM is made up of resolutions that we regularly bring to shareholders. We will be proposing to consider and approve the 2018 Annual Report and Accounts (incorporating the reports of the directors and auditor) for the financial year ended 30 June 2018. We will be proposing KPMG LLP for reappointment as Endava’s external auditor for the financial year ending 30 June 2019. We will be seeking approval to reappoint all of our existing directors. Additionally, we will be seeking, by way of a special resolution, approval to effect a capital reduction to create additional distributable reserves in the company by the cancellation of the share premium account. Your board recommends that shareholders support all 10 resolutions contained herein before the AGM. 3

Notice of meeting Notice of meeting and resolutions to be proposed Notice is hereby given that the inaugural AGM Resolution 4 of Endava plc will be held at the offices of Director re-election Cooley (UK) LLP, 69 Old Broad Street, London EC2M 1QS, United Kingdom on Tuesday 18 To re-elect Mr M Thurston as a director. December 2018 commencing at 5pm GMT, for the transaction of the following business. See biography on page 7 The board considers that resolutions 1 to 10 are Resolution 5 in the best interests of the Company and its Director re-election shareholders as a whole and recommends that you vote in favour of these resolutions. To re-elect Mr A Allan as a director. We have three classes of authorised ordinary See biography on page 7 shares: Class A ordinary shares (represented by American Depositary Shares (“ADS”)), Resolution 6 Class B ordinary shares and Class C ordinary Director re-election shares. The rights of the holders of ADSs, Class B ordinary and Class C ordinary shares To re-elect Mr B Druskin as a director. are identical, except with respect to voting, conversion and transfer. The holders of ADSs See biography on page 7 are entitled to one vote per share, the holders of Class B ordinary shares are entitled to 10 Resolution 7 votes per share and the holders of Class C Director re-election ordinary shares are entitled to one vote per share on all matters that are subject to To re-elect Mr M Kinton as a director. shareholder vote. See biography on page 7 Ordinary resolutions Resolution 8 Resolution 1 Director re-election Report and accounts To re-elect Mr D Pattillo as a director. To receive and approve the Company’s annual accounts for the financial year ended 30 June See biography on page 8 2018 and the associated reports of the directors and auditors. Resolution 9 Director re-election See notes on page 6 To re-elect Mr T Smith as a director. Resolution 2 Reappointment of Auditors See biography on page 8 To re-appoint KPMG LLP as auditors of the Special resolution Company to hold office from the conclusion of the AGM until the conclusion of the AGM of Resolution 10 the Company to be held in 2019 and to Cancellation of share premium account authorise the directors to fix the auditors’ remuneration. To cancel the Company’s share premium account. See notes on page 6 See notes on page 9 Resolution 3 Director re-election To re-elect Mr J Cotterell as a director. See biography on page 7 4

By order of the board. Graham Lee and Cooley (UK) LLP Joint Company Secretaries 19 November 2018 5

Notes to resolutions Notes to resolution 1 The nomination committee keeps the diversity, Report and accounts mix of skills, experience and knowledge of the board under regular review and seeks to ensure The board of directors will present their report an orderly succession of directors. The outside and the accounts for the financial year ended directorships and broader commitments of the 30 June 2018, as contained in the 2018 Annual non-executive directors (including time Report and Accounts commitments) are also monitored by the (https://investors.endava.com/financials-and- nomination committee. filings/UK-Group-Statutory-Accounts) The nomination committee’s reasons for the election or re-election of directors are set out Notes to resolution 2 with the biography of each director, as are Reappointment of Auditors descriptions of the directors’ skills and experience. Resolution 2 seeks shareholder approval for the reappointment of KPMG LLP as the In respect of each of the non-executive Company’s auditors until the conclusion of the directors, the board has fully considered next AGM at which the Company’s accounts whether each director is free from any are laid before shareholders. This resolution relationship that could materially interfere with also seeks authority to give the audit committee the exercise of his or her independent power to set the remuneration of the judgement. The board has determined that Company’s auditors. each of these non-executive directors is considered to be independent. The directors recommend KPMG LLP’s reappointment and seek authority to fix their All directors are recommended by the board for remuneration. In accordance with the Statutory election or re-election. Audit Services Order 2014, issued by the UK Competition & Markets Authority, the board will delegate to the audit committee the authority to determine the auditors’ remuneration. The audit committee will continue to consider the reappointment of the external auditor each year before making a recommendation to the board. The audit committee reviews the fee structure, resourcing and terms of engagement for the external auditor annually. Notes to resolution 3 to 9 Re-election of directors All the directors of the company are required by the Articles of Association to retire and offer themselves for re-election at each AGM. In accordance with this requirement Mr J Cotterell, Mr. M Thurston, Mr. A Allan, Mr. B Druskin, Mr. M Kinton, Mr. D Pattillo and Mr. T Smith retire and offer themselves for re-election as directors. The nomination committee identifies, evaluates and recommends to the board candidates for appointment or reappointment as directors, and for appointment as company secretary. 6

Notes to resolutions: Director profiles

Resolution 3

John Cotterell

Chief Executive Officer

John Cotterell founded the company and has served as Chief Executive Officer and as a member of the board of directors since the Company's inception in February 2000. Mr. Cotterell holds a B.Eng. from the University of Bristol and an M.B.A. from the Alliance Manchester Business School. The board of directors believe that Mr. Cotterell's leadership of the Company since its inception and experience with information technology companies prior to founding the Company provide him with the qualifications and skills to serve as a director.

Resolution 4

Mark Thurston

Chief Financial Officer

Mark Thurston has served as Chief Financial Officer of the Company and as a member of the board of directors since April 2015. From May 2011 to March 2015, Mr. Thurston served as Group Finance Director at Paragon Education and Skills Ltd. Mr. Thurston holds a Physics degree from Durham University and is a member of the Institute of Chartered Accountants in England and Wales. The board of directors believes that Mr. Thurston's perspective and experience as Chief Financial Officer provide him with the qualifications and skills to serve as a director.

Resolution 5

Andrew Allan

Independent Director

Andrew Allan has served as a member of the board of directors since April 2006, having previously served as a member of the board of Brains Direct Ltd, which was acquired by Endava in April 2006. He currently serves as Managing Partner at Fairways Corporate Finance, a position he has held since May 2003. Mr. Allan is a qualified Chartered Accountant and a current member of the Institute of Chartered Accountants of Scotland. Mr. Allan holds a Bachelor's degree in Finance from the University of Strathclyde. The board of directors believes that Mr. Allan's business experience provide him with the qualifications and skills to serve as a director.

Resolution 6

Ben Druskin

Independent Director

Ben Druskin has served as a member of the board of directors since September 2017. Mr. Druskin retired from Citigroup in August 2017. From 2014 until his retirement, Mr. Druskin served as the Chairman of the Global Technology, Media and Telecom Investment Banking Group. Prior to becoming Chairman, Mr. Druskin was co-head of the Global Technology, Media and Telecom Investment Banking Group. Mr. Druskin has served as a member of the board of directors of Zensar Technologies since November 2017. Mr. Druskin holds a B.A. in Economics from Rutgers College and an M.B.A. in Finance from The Stern School of Business at New York University. Our board of directors believes that Mr. Druskin's expertise in capital raising and mergers and acquisitions provide him with the qualifications and skills to serve as a director.

Resolution 7

Mike Kinton

Independent Director

Mike Kinton has served as a member of the board of directors since April 2006. Since July 1999, Mr. Kinton has served as Managing Director at Kinton Technology Ltd. Mr. Kinton has served as a member of the board of directors of PaperRound HND Services Ltd, since February 2005 and Prmax Ltd., since March 2007. Mr. Kinton holds an M.A. from the University of Cambridge and a M.S. from London Business School. The board of directors believes that Mr. Kinton's experience in the information technology industry, as well as his valuable experience gained from prior and current board service, provides him with the qualifications and skills to serve as a director.

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Notes to resolutions: Director profiles Resolution 8 David Pattillo Independent Director David Pattillo has served as a member of the board of directors since January 2017. Since February 2014, Mr. Pattillo has served as the Chief Financial Officer and member of the board of directors of ClearStar, Inc. From June 2012 to December 2013, Mr. Pattillo served as Manager of Dapa, LLC. Mr. Pattillo holds a B.S. from Clemson University and an MBA from the University of Georgia – Terry College of Business. The board of directors believes that Mr. Pattillo’s knowledge of the information technology industry provides him with the qualifications and skills to serve as a director. Resolution 9 Trevor Smith Chairman Trevor Smith has served as a member of the board of directors since June 2013 and as chairman since July 2016. Prior to his retirement, Mr. Smith held various roles at Goldman, Sachs & Co., an investment bank, including Chief Information Officer for the EMEA Region from January 2000 to September 2009 and in a part-time Business Resiliency & Crisis Management and Special Project role from March 2010 until June 2013. Mr. Smith holds a B.Sc. in Economics from UCW Aberystwyth. The board of directors believes that Mr. Smith’s experience in information technology and delivery of large projects provide him with the qualifications and skills to serve as a director. 8

Notes to resolutions cont’d Special resolution that the final hearing at which the High Court will confirm the proposals will take place during Notes to resolution 10 the first calendar quarter of 2019. Cancellation of share premium account In seeking this confirmation, the Company may The directors have been considering a capital be required to give such undertakings or other reduction to increase the distributable reserves form of creditor protection as the Court may of the Company in order to allow greater require for the protection of the Company's flexibility for its general corporate purposes. creditors at the effective date of the capital reduction. These may include seeking the Following consideration by the directors, the consent of the creditors to the cancellation of board now wishes to take the opportunity to the share premium account or the provision by simplify the reserves on the balance sheet of the Company to the High Court of an the Company and, at the same time, take the undertaking to deposit a sum of money into a opportunity to bolster the profit and loss blocked account created for the purpose of account reserves of the Company to achieve discharging creditors of the Company. The this objective. The proposals envisage the directors intend to seek the consent of the creation of a special distributable reserve for Company's main creditors. the Company by the cancellation of its share premium account. The board is confident that these consents will be obtained. In order for the share premium As a result of this capital reduction, an amount account cancellation then to become effective, equal to the share premium cancelled (which the High Court order confirming the cancellation stood at £2.678.00 million as at 30 June 2018 must be filed with Companies House, usually 2‐ and subsequently increased in respect of 3 days after the date of the hearing. shares issued in connection with the IPO) would be available for the directors to use, Following the implementation of the capital amongst other things, against impairments, for reduction, there will be no change in the share buy-backs, the payment of dividends and number of shares in issue. for general corporate purposes. The capital reduction itself will not involve any The share premium arises on the issue by the distribution or repayment of capital or share Company of shares at a premium to their premium by the Company and will not reduce nominal value. The premium is credited to the the underlying net assets of the Company. Its share premium account of the Company. principal effect will be to create distributable reserves to facilitate any general corporate The share premium account is treated by action that the directors deem to be in the statute as undistributable capital reserves Company’s best interests. except to the extent that its reduction or cancellation is first approved by shareholders The Company proposes to instruct Andrew by special resolution, and subsequently Thornton of Erskine Chambers to facilitate its confirmed by order of the High Court on the application to the High Court. application to the High Court by the Company. Once reduced, the share premium account creates a reserve which is treated as a realised profit thereby augmenting the Company’s distributable reserves. The proposals require the approval of shareholders and, under the UK Companies Act 2006 (the “Companies Act 2006”), the subsequent confirmation of the High Court. The Company will not be in a position to complete the proposals until confirmation from the High Court has been obtained and the High Court's order has been registered at Companies House. If the resolution is passed by shareholders, it is proposed to commence the proceedings to obtain the confirmation of the Court as soon as possible. It is anticipated 9

Shareholder notes

Voting

Class B and Class C shareholders

When is my voting entitlement fixed?

To attend, speak and vote at the AGM you must be a registered holder of shares at 6pm GMT on Tuesday, 6 November 2018. Your voting entitlement will depend on the number of shares you hold at that time.

The holders of Class B ordinary shares are entitled to 10 votes per share and the holders of Class C ordinary shares are entitled to one vote per share on all matters that are subject to shareholder vote.

I can't attend the meeting but want to vote – what do I do?

If you are a registered holder and cannot attend, you can appoint the chair or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a shareholder.

You can instruct your proxy how to vote. Where no specific instruction is given by you, your proxy may vote at his or her discretion or refrain from voting, as he or she sees fit.

You can appoint more than one proxy provided it is in relation to different shares within your holding.

You can vote either:

- By logging on to www.endava-shares.com and following the instructions;
- Via CREST (see further notes on p.17);
- By completing and returning the paper proxy card (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the card correctly. Any alterations must be initialled.

Your proxy will need to bring photographic proof of his/her identity to the AGM.

Proxies not properly notified to Link Asset Services (the "Registrar") may be denied access to the AGM and will be unable to vote. They must be appointed in advance using one of the above methods.

If you own shares jointly, any one shareholder may sign the proxy card. If more than one joint holder submits a card, the instruction given by the first listed on the shareholder register will prevail.

By when do I have to submit my vote?

Proxy appointments and voting instructions, including any amendments, must be received by the Registrar by 5pm GMT on Friday 14 December 2018.

If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the AGM in person and voting.

I already voted but have changed my mind – can I change my vote?

You can submit a new instruction at any time before the time and date above. If you wish to amend a paper instruction you must do so in writing and sign your new instruction.
The voting instruction received last will be the one that is followed.

I hold shares on behalf of several others – can I vote part of the holding separately?

You can appoint more than one proxy using a paper form provided it is in relation to different shares.

Corporate shareholders may either appoint one or more proxies using the paper form or via CREST, or alternatively appoint one or more corporate representatives in relation to different shares.

Multiple proxies and corporate representatives may all attend and speak at the AGM and may vote the shares that their respective appointments represent in different ways.

I am a CREST member – can I use the CREST system to vote?

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Shareholder notes Voting Class B and Class C shareholders Class B shareholders and Class C shareholders will not be able to use the CREST system to vote. Such shareholders must vote by logging on to www.endava-shares.com and following the instructions, or by appointing a proxy (see further notes p.17). I have a power of attorney from a shareholder – how can I vote? You can vote using the paper proxy card only. You must ensure that the valid power of attorney and the proxy card have been deposited with the Registrar by 5pm GMT on Friday 14 December 2018. 11

Shareholder notes

Voting

Class A (ADS) shareholders

When is my voting entitlement fixed?

To attend, speak and vote at the AGM you must be a registered holder of ADSs at 5pm Eastern Time ("ET") on Tuesday, 6 November 2018. Your voting entitlement will depend on the number of shares you hold at that time.

The holders of ADSs are entitled to one vote per ADS on all matters that are subject to shareholder vote.

Given the greater number of votes per share attributed to Class B ordinary shares, these shareholders will collectively beneficially hold shares representing approximately 92.2% of the voting rights of the outstanding share capital. Further, John Cotterell, our Chief Executive Officer, will beneficially hold Class B ordinary shares representing approximately 32.8% of the voting rights of our outstanding share capital. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders.

How can you attend the Meeting in person?

If you wish to attend the Meeting in person, you must give notice to the Company of your attendance by completing and delivering a Notice of Attendance to Citibank, N.A. in its capacity as ADS and Transfer Agent for Endava's ADS program on or before 11 December 2018 (10:00am ET time). You will also need to make arrangements with your broker to provide evidence of your share holdings as of Record Date at 5pm Eastern Time on Tuesday 6th November 2018. To do so you should contact Citibank, N.A. - ADR Shareholder Services at 1-877-248-4237 (Mon-Fri 08:30AM-6:00PM EST.) You will not be able to vote at the meeting.

How do I vote my ADSs?

You can instruct the depositary, Citibank, N.A. (the "ADS Depositary"), or any other person to vote on your behalf.

You can instruct the ADS Depositary to vote on your behalf by completing and returning the paper ADS voting instruction card (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the card correctly.

Paper voting instructions, including any amendments, must be received by the ADS Depositary by 10am ET on 11 December 2018.

If you are an ADS holder holding via a bank, broker or nominee, you would need to contact such said party to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines.

ADS holders that do not notify the ADS Depositary that they wish to attend may be denied access to the AGM by the Issuer. ADS holders cannot vote at the AGM.

By when do I have to submit my vote?

Paper voting instructions, including any amendments, must be received by the ADS Depositary by 10am ET on 11 December 2018.

If your instructions are not received by the ADS Depositary by the appointed times, then under the terms of the Deposit Agreement your ADSs may, under certain circumstances, be voted by a person designated by the Company.

I already voted but have changed my mind – can I change my vote?

You can submit a new instruction at any time during the voting period. If you wish to amend a paper instruction you must do so in writing and sign your new instruction.

The voting instruction received last will be the one that is followed.

I hold my shares in a street name – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs. If you wish to attend the AGM, you will need to bring with you evidence of your share ownership in the form of a currently dated letter from your bank or broker and photographic ID. On verification of such evidence, you may

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Shareholder notes Voting Class A (ADS) shareholders attend the AGM but may not speak or vote your shares at the AGM. 13

Other information A copy of this notice and other Statements related to the audit information required by section 311A of the Companies Act 2006 can be Members satisfying the thresholds in section found at www.endava.com 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to: Information rights a. the audit of the Company’s accounts (including the auditor’s report and the Under the Companies Act 2006, there are a conduct of the audit) that are to be laid number of rights that may now be available to before the meeting; and indirect investors of the Company, including the right to be nominated by the registered holder b. any circumstances connected with an to receive general shareholder communications auditor of the Company ceasing to hold direct from the Company. office since the last annual general meeting, that the members propose to The rights of indirect investors who have been raise at the meeting. nominated to receive communications from the Company in accordance with Section 146 of the The Company cannot require the members Companies Act 2006 (“nominated persons”) do requesting the publication to pay its expenses not include the right to appoint a proxy. in connection with the publication. The However, nominated persons may have a right company must forward a copy of the statement under an agreement with the registered to the auditors when it publishes the statement shareholder who holds the shares on their on the website. The business which may be behalf to be appointed (or to have someone dealt with at the meeting includes any such else appointed) as a proxy. Alternatively, if statement that the company has been required nominated persons do not have such a right or to publish on its website. do not wish to exercise it, they may have a right under such an agreement to give instructions to Shareholder requisition rights the person holding the shares as to the exercise of voting rights. Members satisfying the thresholds in sections If you have been so nominated to receive 338 and 338A of the Companies Act 2006 can general shareholder communications direct require the Company: from the Company, it is important to remember that your main contact in terms of your a. to give, to members of the Company investment remains with the registered entitled to receive notice of the annual shareholder or custodian or broker, or whoever general meeting, notice of a resolution administers the investment on your behalf. You which may properly be moved, and should also deal with them in relation to any which those members intend to move, rights that you may have under agreements at the meeting; and with them to be appointed as a proxy and to attend, participate in, and vote at the meeting, b. to include in the business to be dealt as described above. with at the meeting any matter (other than a proposed resolution) which may Any changes or queries relating to your properly be included in the business at personal details and holding (including any the meeting, provided in each case that administration thereof) must continue to be the requirements of those sections are directed to your existing contact at your met and provided that the request is investment manager or custodian. The received by the company not later than Company cannot guarantee dealing with six clear weeks before the meeting or if matters that are directed to us in error. The only later the time at which notice is given of exception to this is where the Company is the meeting. exercising one of its powers under the Companies Act 2006 and writes to you directly for a response. 14

Other information cont’d Total voting rights and share capital The Company has three classes of authorized ordinary shares: Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. The rights of the holders of Class A ordinary shares, Class B ordinary and Class C ordinary shares are identical, except with respect to voting, conversion and transfer. The holders of Class A ordinary shares are entitled to one vote per share, the holders of Class B ordinary shares are entitled to 10 votes per share and the holders of Class C ordinary shares are entitled to one vote per share on all matters that are subject to shareholder vote. As at 6 November 2018 (the latest practicable date before the publication of this notice), the issued share capital of the Company was comprised of 11,994,980 Class A ordinary shares, 27,257,215 Class B ordinary shares and 13,780,945 Class C ordinary shares with a nominal value of £0.02 per share, respectively. 15

Other information cont’d Endava plc Registered Office 125 Old Broad Street London EC2N 1AR United Kingdom Tel: +44 20 7367 1000 Registrar Link Asset Services The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom Shareholder helpline - for information relating to your ordinary shares, please contact us on 0871 664 0300. If you are outside the United Kingdom, please call +44 371 664 0300 Calls cost 12p per minute plus your phone company's access charge. Calls outside the United Kingdom will be charged at the applicable international rate. We are open between 09:00 - 17:30, Monday to Friday excluding public Endava plc ADS Depositary Citibank, N.A. Tel: 1-877-CITI-ADR (toll free) Tel: 1-781-575-4555 (outside US) Fax 1-201-324-3284 E-mail at: Citibank@shareholders-online.com 16

Other information cont'd

Notice of Meeting further notes:

The following notes further explain your general rights as a shareholder and your right to attend and vote at this Meeting or to appoint someone else to vote on your behalf.

1. Shareholders, or their proxies, intending to attend the Meeting in person are requested, if possible, to arrive at the Meeting venue at least 20 minutes prior to the commencement of the Meeting at 5pm GMT on Tuesday, 18 December 2018, so that their shareholding may be checked against the Company's Register of Members and attendances recorded.

2. You can vote either:

   2.1. by logging on to www.endava-shares.com and following the instructions;

   2.2. You may request a hard copy form of proxy directly from the registrars, Link Asset Services (previously called Capita), on Tel: 0371 664 0300. Calls cost 12p per minute plus your phone company's access charge. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.

   2.3. in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

3. In order for a proxy appointment to be valid a form of proxy must be completed. In each case the form of proxy must be received by Link Asset Services at 34 Beckenham Road, Beckenham, Kent, BR3 4ZF by 5pm on Friday, 14th December 2018.

4. If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the Registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use carefully. Electronic communication facilities are open to all shareholders and those who use them will not be disadvantaged.

5. The return of a completed form of proxy, electronic filing or any CREST Proxy Instruction (as described in note 11 below) will not prevent a shareholder from attending the Meeting and voting in person if he/she wishes to do so.

6. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting (and any adjournment of the Meeting) by using the procedures described in the CREST Manual (available from www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

7. In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent (ID RA10) by 5pm on Friday, 14th of December 2018. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

8. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9. Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company's financial statements (including the Auditor's Report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual financial statements and reports were laid in accordance with Section 437 of the Companies Act 2006 (in each case) that the shareholders propose to raise at the relevant meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting for the relevant financial year includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

10. Any shareholder attending the Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the Meeting but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is

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Other information cont’d undesirable in the interests of the Company or the good order of the Meeting that the question be answered. 11. The following documents are available for inspection during normal business hours at the registered office of the Company on any business day from the date of this Notice until the time of the Meeting and may also be inspected at the Meeting venue, as specified in this Notice, from 9am on the day of the Meeting until the conclusion of the Meeting: 11.1. Copies of the Directors’ letters of appointment or service contracts. 12. You may not use any electronic address (within the meaning of Section 333(4) of the Companies Act 2006) provided in either this Notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated. A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found on the Company’s website at www.endava.com. 18